Exhibit 1.01

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

CDC Software’s Ross Enterprise Improves Supply Chain Visibility and Shipping Accuracy for a
Leading Manufacturer of Dermatological Products

Crown Laboratories, maker of Blue Lizard Sunscreen, Experiences Dramatic Supply Chain Results after
Implementing Ross Enterprise

ATLANTA, April 25, 2007 — CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, today announced that since implementing its Ross Enterprise suite of applications, Crown Laboratories/Del-Ray Dermatologicals has dramatically improved supply chain visibility, productivity and shipping accuracy, allowing it to become a leaner, more efficient organization.

Crown chose the Ross Enterprise system because of its out-of-the-box fit to life sciences requirements and its scalable, flexible architecture. Crown has been live on the Ross Enterprise applications since July 1, 2006 during the height of its busy sunscreen production season.

As a manufacturer of prescription dermatologicals, Crown must meet FDA requirements for inventory tracking requirements which means that all raw materials and product components must be tested by independent laboratories before they can be used. Crown enforces the same requirements for all of its non-prescription products, including its Blue Lizard sunscreen, as well. Prior to its Ross Enterprise implementation, Crown used a complicated system of stickers, tags, index cards and spreadsheets to determine raw material status, age and availability.

Since its Ross Enterprise implementation, Crown is now able to determine exactly what inventory they have on hand, its location, what has come back from testing and what is available for production. Additionally, in the event of a mock recall, Crown can also now perform bi-directional lot traceability within minutes instead of hours. Additionally, using the Ross Enterprise applications, Crown has increased its inventory accuracy by charging off inventory as it is used rather than taking up to 10 days for raw material inventory to show as charged off.

“Access to the right information via our Ross Enterprise applications has led to greatly improved productivity and shipping accuracy,” said Fred Pinney, IT manager at Crown Labs. “Production jobs are no longer spilling into the next day, which means that our shipping department now gets orders out the door one day faster. Ross Enterprise helps enforce business rules and best practices that have led to improved shipping accuracy and overall operational effectiveness. In fact, we now require fewer people today to run the plant and our revenues have grown 50 percent since going live.”

“Like many of our life science customers, Crown Laboratories leveraged the Ross Enterprise suite of applications to grow its business cost effectively and maintain compliance with stringent industry regulations,” said Michael Webster, director of life sciences, CDC Software. “Industry focused and feature-rich, Ross Enterprise provides flexibility to changing business models and communications innovations, and is highly scalable to meet long-term requirements for life sciences manufacturers.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Ross Enterprise for Life Sciences
Ross Enterprise for Life Sciences is CDC Software’s comprehensive suite of applications for the Life Sciences industry.  From emerging biotechnology firms to billion-dollar drug manufacturers, Ross Enterprise solutions are designed with an in-depth understanding of the critical  operations of the Life Sciences industry with key functionality in: forecasting and planning, formula management, inventory control, manufacturing management, quality control, lot tracing, product costing, customer service and business analytics. The system provides cGxP compliant transaction processing and work flow systems for materials management, manufacturing, financials and the extended life science supply chain.  Ross Enterprise is used to streamline the transition from clinical trials to commercial manufacturing, and facilitate effective management of in-house and outsourced manufacturing.  Ross Enterprise is used worldwide by more than 1,200 companies including Bioconvergence, Mission Pharmacal (Citracal®), Cambrex, Crown Laboratories/Del-Ray Dermatologicals (Blue Lizard® sunscreen) and Anabolic Labs.  For more information, visit www.rossinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross Enterprise to address the needs of life sciences customers. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the life sciences industry; the continued ability of Ross’ solutions to address industry-specific requirements of companies in the life sciences industry; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow life sciences companies to compete more effectively and changes in the type of information required to compete in the life sciences industry. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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